Mail Stop 3561

December 10, 2007

By Facsimile and U.S. Mail

Mr. A. D. Frazier
Chairman and Chief Executive Officer
Danka Business Systems PLC
11101 Roosevelt Boulevard
St. Petersburg, Florida 33716

>   **Re: Danka Business Systems PLC**
>   **Form 10-K for the Fiscal Year Ended March 31, 2007**
>   **Forms 10-Q for the Fiscal Quarters Ended June 30, 2007 and**
>   **September 30, 2007**
>   **File No. 0-20828**

Dear Mr. Frazier:

We have reviewed your response dated November 6, 2007 to our previous letter and have the following comments.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 2. Properties, page 13

2.   We note your revised disclosure and response to comment 3 of our letter dated October 2, 2007, but believe it could be enhanced by provide additional information on the geographic locations of your business locations. Further, according to your response to comment 8 of our letter dated October 2, 2007, you have recently organized the management of your operations based on geographical markets. Please expand your disclosure to provide geographical distribution of the more than 100 locations so that investors can understand the areas in which you operate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

3.   We note your response to comment 4 of our letter dated October 2, 2007. Your revised disclosure in Form 10-Q filed November 6, 2007 does not quantity estimates in several areas and also excludes a discussion of your estimates relating to vendor rebates and other incentive payments, credits and allowances received relating to arrangements with certain equipment vendors. Please explain to us why your revised disclosure does not include estimates relating to payments or credits you receive from vendors and why you no longer consider them to be amongst your critical accounting estimates. In addition, with respect to allowance for doubtful accounts and revenue recognition, your disclosure continues to essentially mirror your accounting policy disclosure presented in Note 1 of Form 10-K. Please revise your disclosure to include the amount of estimated allowances recorded for doubtful accounts and the amount recorded for estimated billing disputes and inaccuracies. Please also clarify what assumptions and estimates you make with respect to revenue recognition and quantify these estimates in your disclosure so that investors can understand their significance. Please also disclose your estimate of inventory reserves relating to excess and/or obsolete merchandise for all periods presented. Refer to Section V of Release No. 33-8350.

Item 15. Exhibits and Financial Statement Schedules
Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 3. Restructuring Charges, page 48

4.   We note your response to comment 9 of our letter dated October 2, 2007 where the lease expiration dates for each plan year provided in your response letter seems to agree with your disclosure relating to when payments would continue, except as it relates to FY 2007 Plan. Please explain to us why your response provides the last lease expiration for FY 2007 Plan as October 31, 2017 while the disclosure on page 29 of the recently filed Form 10-Q states that payments would continue until March 2008.

        Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief